Exhibit 2.06

Asset Purchase Agreement

between

Versant GmbH
Wiesenkamp 22 b, 22539 Hamburg, Germany,

(“Versant”)

und

Vanatec GmbH
Süskindstr. 4, 81929 Munich, Germany,

 (“Vanatec”)

Preamble

(1)        Versant is a shareholder in Vanatec.  Vanatec has a registered share capital of € 25,000.  Versant currently holds a share in Vanatec in the nominal amount of € 4,900.  The other share in Vanatec in the nominal amount of € 20,100 is held by Vanatec Beteiligungsgesellschaft bürgerlichen Rechts (the “Partnership”).

(2)        Versant holds all rights to the current version of a certain software product known as Versant Open Access.NET and described in Exhibit 1, including a data sheet describing the Software, hereinafter referred to as the “Software”.

(3)        Versant has decided to sell to Vanatec some of its Assets, as defined immediately below, as of August 1, 2005 (hereinafter: “Effective Date”) and to grant to Vanatec a license to use and improve the Software as stated in Sec. 1 below, it being understood that Versant shall remain the owner of the Software Assets, as defined below .

(4)        The said license shall include in particular but without limitation the exclusive right (i) to reproduce the Software on any medium, including servers, disks and tapes of any kind and any network, including the Internet, manufacture, use, develop, improve, update, upgrade, adapt, translate, market, distribute disseminate, publish, transfer, broadcast the Software, and/or to make such Software available by way of transmission lines or wireless, and/or to use such Software for the operation of data processing and other equipment, to grant licenses permitting any of the foregoing activities to third parties, each world wide without any limitation in time for the intended purpose as described in the Software Records, as defined immediately below, or for any other purpose, and (ii) the benefit of the assignments of any third-party inventor, author or other party involved in the creation of the Software, hereafter referred to collectively as the “Rights”.

(5)        Vanatec shall also be entitled to use and improve all files, books, correspondence and other records relating to the Software including (but not limited to) an electronic copy and a print-out of the complete source code, a machine readable copy, as well as any customers names and copies of any license agreements relating to the Software, hereafter referred to collectively as the “Software Records”.  The Rights and the Software Records shall hereafter collectively be referred to as the “Software Assets”.

Now, therefore, the Parties hereby agree:

§ 1          License to the Software Assets

(1)        Versant hereby grants to Vanatec a license (“License”) under the copyright in the Software, beginning on the Effective Date, to use the Software Assets to the full extent of the Rights described in the Preamble, world wide without any limitation.

(2)        The License shall be exclusive for the field of object-relational mapping solutions running on the Microsoft.NET platform; Versant reserves the right to use the Software Assets outside the said field.

(3)        Neither party shall be entitled to give notice of termination of the License for convenience as long as Versant is a shareholder in Vanatec. Thereafter, the notice period shall be 6 months.

(4)        Both parties reserve the right to give notice of termination of the License for Cause at any time. “Cause”, as used herein, shall be any material breach of the License as well as (i) the filing of an application to institute insolvency proceedings over the assets of Vanatec (Insolvenzantrag) and (ii) any ground for the institution of insolvency proceedings over Vanatec’s assets under German insolvency law.

(5)        Upon termination of the License, Vanatec shall return to Versant the Software Assets including any modifications and enhancements made by it.

§ 2          Transfer of Other Intangible Assets

(1)        Versant hereby sells the following intangible assets owned by Versant to Vanatec and the parties agree that title to such intangible assets shall pass to Vanatec on the Effective Date:

(a)        All rights and obligations under

(i)         any orders and inquiries for machine readable copies of the Software and/or other products based on or services relating to the Software (“Software Products”);

(ii)        the lease (Mietvertrag) of the Premises;

(iii)       the license agreements for the use of certain computer software as per the list attached hereto as Exhibit 2;

(iv)      the leasing contract regarding the company car Mini One (RA31) with BMW Financial Services , contract # 24076-01-201589;

(v)       the leasing contract regarding the company car Citroen C5 with CC Leasing, contract # 18003011;

(vi)      all contracts with customers and users of the Software, including purchase orders, maintenance agreements and similar agreements (“Software License and Support Agreements”);

(vii)     all contracts with service providers relating to the Software, such as press and telemarketing agency, in particular as per the list attached hereto as Exhibit 3;

(viii)    all contracts with service providers relating to the Premises, such as cleaning, in particular as per the list attached hereto as Exhibit 4

(hereinafter: “Contracts”).

(b)        all data relating to customers and prospective customers (as stored in the CRM systems of Versant and its affiliates, as defined in §§ 15 et seq. of the German Stock Corporation Act;

(hereinafter: “Intangible Assets”).

(2)        Versant shall hold Vanatec harmless from any claims under the Contracts which shall have become due on or before the Effective Date, except if and to the extent that such claims relate to periods of time after the Effective Date. Vanatec shall hold Versant harmless from any claims under the Contracts which shall have become due after the Effective Date, except if and to the extent that such claims relate to periods of time prior to the Effective Date.

(3)        Neither party shall have a claim for reimbursement of payments received under the Contracts. In particular, Vanatec shall not have any claims with respect to any payments received by Versant under the Software License and Support Agreements, even if such payments relate to periods of time after the Effective Date, and vice versa.

§ 3          Transfer of Tangible Assets

(1)        Versant hereby sells the following tangible assets owned by Versant to Vanatec and the parties agree that title to such tangible assets shall pass to Vanatec on the Effective Date::

(a)        the Contract documents;

(b)        all office equipment, furniture, books, records, and other tangible assets located on the premises used by Vanatec at its address as indicated above (the “Premises”) on the Effective Date;

(c)        Computers and other hardware located elsewhere as per the list attached hereto as Exhibit 5; and

(d)        Marketing materials as per the list attached hereto as Exhibit 6;

(hereinafter: “Tangible Assets”, jointly with the Intangible Assets, the “Transferred Assets” and, jointly with the Software Assets, the “Assets”)

(2)        If and to the extent that Versant holds title (including as title as co-owner) to the Tangible Assets on the Effective Date or obtains such title or at any time thereafter, such title is hereby transferred to Vanatec.  If and to the extent that the title to Tangible Assets held by Versant is subject to the condition precedent of the satisfaction of the claims of a supplier having supplied such Tangible Assets subject to retention of title, Versant hereby transfers the resulting expectancy (Anwartschaft) rights.  Vanatec accepts such transfers.  Versant covenants to pay the purchase price of any Tangible Assets delivered to it which are subject to retention of title as soon as reasonably possible and in any event on the due date agreed with the supplier concerned. For the avoidance of doubt, Vanatec shall be entitled to discharge any retention of title arrangement by making payment to the supplier. In the event that title to any Assets - including expectancy (Anwartschaft) rights - is transferred to Vanatec hereunder even though such title is not held by Versant, Vanatec agrees to retransfer title to the original owner.

(3)        During the term of the License, Vanatec shall have the right to possess the Software Records at no extra charge.

§ 4          Undertakings

(1)        If, in addition to those provided for in this Agreement, any legal acts or deeds shall be required to bring about the transfer of title to Assets, the parties hereby agree to perform such act or execute such deed and generally to assist each other with a view to bringing about the transfer pursuant to this Agreement.

(2)        If the approval of a third party should be required to bring about the transfer of any Asset to Vanatec, such approval of the third party concerned shall be requested by Vanatec.  If the approval should be denied by such third party, Vanatec shall nevertheless be deemed, as between the parties hereto, to have acquired such Asset on the Effective Date.

(3)        Versant shall,

(a)        for a period of at least three months form the Effective Date,

(i)         cause a notice to prospective customers of the Software Products to be prominently supplied on its website (URL: www.versant.com) (the “Versant Website”) advising such prospective customers of the transfer of assets hereunder.  The language and form of such notice shall be agreed with Vanatec;

(ii)        keep the Software Product available for download on the Versant Website for at least three months form the Effective Date; and

(iii)       keep the online community forum at http://www.versant.com/shared/forum/OpenAccessDotNet operative;

(b)        advise all customers and prospects by August 31 by email approved by Vanatec in advance of the changes brought about by this Agreement;

(c)        provide access to employees of the Company to the Versant Customer Relationship Management System and the individual email boxes until August 31; and

(d)        forward to Vanatec any inquiries for the Software Product.

§ 5          Consideration

(1)        Vanatec agrees to pay a purchase price equivalent to the Book Value of the Assets, plus 16% VAT on the book value of the Tangible Assets (the “Purchase Price”), as follows:

(a)        “Book Value”, as used herein, shall be the book value of the Assets except for the Software Assets as part of a going concern as at the Effective Date (Teilwerte) as per Versant’s tax balance sheet (Steuerbilanz) as at 31 July 2005 (the “Versant Financial Statements”).

(b)        The Purchase Price shall be determined and invoiced by Versant as soon as a copy of the Versant Financial Statements shall have been made available to Vanatec.

(c)        The Purchase Price shall be due for payment upon execution of this Agreement, subject to Subsection 3 below.

(2)        In consideration of the License, Vanatec shall pay a running royalty at a rate of 4% (four percent) of the Net Proceeds (the “Royalty”) as follows:

(a)        “Net Proceeds”, as used herein, shall mean all fees, whether one-time or recurrent, paid to Vanatec by customers in consideration of the delivery or use of the Software Assets (but not, for the avoidance of doubt, revenue from services, support etc.), net of any insurance or other incidental cost and of value-added and other sales taxes.

(b)        Vanatec shall account (subject to Subsection 3 below) to Versant for the Net Proceeds invoiced during each calendar quarter, broken down by product and by customer, within two weeks from the end of such calendar month and pay the resulting Royalties within thirty days from the end of such quarter.  All expenses related to the payment shall be borne by Vanatec.

(c)        Versant shall be entitled to have all accounts relating to the licensing, use and development of the Software Assets and the supporting books and records inspected, during the term of the license and for one year thereafter, by an individual bound by professional secrecy.  The cost of such verification shall be borne by Versant; if, however, the verification should disclose that the accounts rendered by Vanatec contained discrepancies to the disadvantage of Versant of more than 1% of the royalties owed by Vanatec for the period under review, the cost of the verification where such discrepancy is discovered shall be borne by Vanatec.

(3)        Versant hereby contributes the claim to the Purchase Price and to the Royalty to the reserves of the Company as per § 272 (2) No. 4 of the Commercial Code (HGB).

§ 6          Liabilities

(1)        The parties agree that Vanatec has assumed all liabilities of Versant under the Contracts as per the Effective Date (hereinafter: “Assumed Liabilities”), but no other liabilities.

(2)        If the approval of a third party should be required to bring about the transfer of any Assumed Liabilities, such approval shall be requested by Vanatec from the third party concerned.  If the approval should be denied, Vanatec shall nevertheless be deemed, as between the Parties, to have assumed such Assumed Liabilities on the Effective Date.  Vanatec shall hold Versant harmless from such Assumed Liabilities.

(3)        Versant shall hold Vanatec harmless from any liability under any Contract which relates to a period of time prior to the Effective Date, even if such liability becomes due after the Effective Date.  Vanatec shall hold Versant harmless from any liability under any Contract which relates to a period of time after the Effective Date, even if it has become due before the Effective Date.

§ 7          Representations and Warranties

(1)        Versant represents and warrants to the best of the knowledge of its managing director, Jochen Witte, that

(a)        it has good title to all Assets, including those Assets which constitute inventions or proposals for technical improvement made by employees, agents, subcontractors and/or affiliates of Versant;

(b)        Vanatec will become owner of the Transferred Assets free of any liens, encumbrance or any other rights to the benefit of third parties whatsoever, in particular, the Transferred Assets are not subject to receivership or any similar restrictions, and the transfer of the Transferred Assets is not subject to the approval of any third party;

(c)        the Software Records embody the complete know-how embodied in the Software (hereinafter: “Know-how”) and no essential element of such Know-how has been withheld by Versant;

(d)        the Know-how has not been disclosed to any third party, including the employees, agents and subcontractors of Versant except for those having undertaken, in a legal, valid, binding and enforceable fashion, to keep such Know-how in strict confidence;

(e)        the right to use the Assets has not otherwise been granted to any third party; and

(f)         use of the Assets, will not violate any patents, copyrights or other rights of any third party.

(2)      Versant shall hold Vanatec harmless from, and indemnify Vanatec for, any loss, action, claim, suit, proceeding, cost and/or expense incurred by Vanatec as a result of a breach of the representations and warranties as per the preceding subsection hereof, including any claims for compensation which may be asserted by employees of Versant having or claiming to have made any inventions or proposals for technical improvement covered by the German Employee Invention Act (ArbNErfG), provided that Vanatec (a) notifies Versant promptly in writing of such claim, suit or proceeding on or before July 31, 2006, and gives Versant authority to proceed as contemplated below, and gives Versant proper and full information and assistance to settle and/or defend any such claim, suit or proceeding, and (b) refrains from making any admission or settlement relating to the claim.

(3)      Any liability on the part of Versant under this Agreement be limited to an amount of € 100,000, except in the event of fraud on the part of Versant.

§ 8          Costs

Any costs arising out of or in conjunction with this Agreement including but not limited to costs of advisors shall be borne by the Party having incurred such costs.

§ 9          Completeness

This Agreement, including the Exhibits

1	Versant Open Access.NET description and data sheet Part A and B)
2	License Agreements
3	Contracts with Service Providers Relating to the Software
4	Contracts with Service Providers Relating to the Premises
5	Computers and other Hardware
6	Marketing Materials

contains all the entire understanding between the Parties regarding the Assets.  Any amendments to, or modifications of, this Agreement shall be valid only if they are in writing.  This requirement shall also apply with respect to any waiver of any provision of this Agreement, including a waiver of this requirement of written form.

§ 10        Notices

Any notices which may be given under this Agreement shall be effective only if they are in writing.  A notice shall be deemed received if it has been given by registered post even if it has not actually been delivered, provided that a written record of the attempt to deliver such notice has been left at the last known address of the addressee.

§ 11        Applicable Law, Choice of Forum

(1)        This Agreement shall be governed by German law, excluding the UN Convention on the International Sale of Goods (CISG).

(2)        All disputes arising under or in connection with this Agreement shall be submitted exclusively to the courts of Munich, Germany, if the defendant’s residence at the time of the initiation of the dispute is either unknown or outside of Germany.

§ 12        Severability

If any provision of this Agreement should be or become invalid or unenforceable, the validity of the remaining provisions hereof shall not be affected.  Such invalid or unenforceable provision shall be converted by mutual consent of the parties, to the extent possible, to a valid and enforceable provision which comes as close as possible to the business object of the original provision.  This provision shall also apply if this Agreement should be incomplete.

Munich, 29 July 2005	Munich, 29 July 2005
Versant GmbH by	Vanatec GmbH by

Jochen Witte	Peter Brunner
Geschäftsführer	Geschäftsführer